FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Interim Business Report first half of the fiscal year ending March 31, 2006
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 7, 2005
Commission File Number     09929
Mitsui & Co., Ltd.
(Translation of registrant’s name into English)
2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 7, 2005

MITSUI & CO., LTD.
By:	/s/ Yushi Nagata
	Name:	Yushi Nagata
	Title:	Executive Director Senior Executive Managing Officer

Operating Environment
General Economic Conditions
The Japanese Economy
Key Policies and Business Initiatives
Outline of Operating Results
Group Operations
Trends in Company Performance and Value of Assets (Consolidated)
Key Issues to Address
Corporate Outline
Principal Group Business
Principal Group Offices
Shares of Mitsui & Co., Ltd.
Group Employees
Principal Subsidiaries and Associated Companies
Directors and Corporate Auditors
Executive Officers
Consolidated Balance Sheets
Statements of Consolidated Income
Statements of Consolidated Cash Flows
Operating Segment Information
Balance Sheets
Statements of Income

MITSUI & CO., LTD.

Interim Business Report

First half of the fiscal year
ending March 31, 2006
April 1, 2005 to
September 30, 2005
The 87th fiscal year of Mitsui & Co., Ltd.

Translated document
This report has been prepared in English solely for the convenience of foreign readers, based on the Chukanhokokusho for the first half of Mitsui’s 87th fiscal year. The original report in Japanese is definitive.

Terminology
In this translated report, the terms the “Company” or “Mitsui” refer to Mitsui & Co., Ltd.

From the President
We are pleased to bring you the Interim Business Report for our 87th fiscal year, which ends on March 31, 2006.
In the interim period from April 1, 2005 to September 30, 2005 we achieved consolidated net income of ¥83.2 billion and non-consolidated net income of ¥36.3 billion, reflecting strong performance in mineral resources-related businesses. Commensurate with these results, we revised our full-year forecast for consolidated net income upwards to ¥180.0 billion.
The interim dividend for the interim period has been increased to ¥10  per share, ¥5  per share higher than for the previous interim period. Moreover, based on our dividend policy of targeting a consolidated payout ratio of 20%, we hope to increase the total dividend for the full year to a level higher than the ¥15  per share paid for the year ended March 2005. Achieving our consolidated net income target of ¥180.0 billion would equate to a full-year dividend of ¥22  per share, all other things being equal.
During the interim period under review we have continued to make every effort to resolve the issues that arose from the discovery in November 2004 that data had been falsified relating to the certification of diesel particulate filters (DPFs) produced by one of our subsidiaries. We wish to express again our deep regret for the concern this has caused our shareholders.
We are determined to recover the social trust and confidence that was lost because of the DPF incident, and to move forward with initiatives to enhance corporate value.
We look forward to your continued support.
Shoei Utsuda
President and Chief Executive Officer
December 2005
Contents

• Operating Environment	2
General Economic Conditions
The Japanese Economy
• Key Policies and Business Initiatives	2
• Outline of Operating Results	6
Group Operations
Trends in Company Performance and Value of Assets
• Key Issues to Address	10
• Corporate Outline	12
Principal Group Business
Principal Group Offices
Shares of Mitsui & Co., Ltd.
Group Employees
Principal Subsidiaries and Associated Companies
Directors and Corporate Auditors
Executive Officers
• Consolidated Balance Sheets	17
• Statements of Consolidated Income	19
• Statements of Consolidated Cash Flows	21
• Operating Segment Information	23
• Balance Sheets	25
• Statements of Income	27
Note: In this translated report, the term “the Group” refers to “corporate organizations” as defined in Clause 2, Article 105 of the enforcement regulations of the Commercial Code of Japan.

Operating Environment
General Economic Conditions
The global economy expanded steadily during the interim period under review, led by economic growth in the United States and in emerging countries, particularly China. Growth in the United States was firm, with stronger consumer spending as employment and wage levels rose, strong investment in the housing market supported by low mortgage rates and demand from immigrants, and robust private capital expenditure against a background of improved corporate earnings.
In emerging countries, and China in particular, strong economic growth was underpinned by significant growth in infrastructure demand, along with higher consumer spending on clothing, food and housing by a growing middle class. These factors contributed to a substantial increase in global trade, with further rises in international commodity markets such as oil, iron and steel raw materials (iron ore and coal) and non-ferrous metals. This commodity market strength boosted the economic performance of countries with natural resources.
The Japanese Economy
The Japanese economy continued to recover, driven by buoyant private capital expenditure which was attributable to corporate earnings growth supported by progress in clearing up non-performing loans and active corporate restructuring. The improved corporate earnings flowed through to steady growth in employment and incomes, and consumer spending increased steadily. As the Japanese economy shows signs of entering a self-sustaining growth period driven by domestic demand, the fall in consumer prices has leveled off and there are widespread expectations that the end of deflation is near at hand.
Key Policies and Business Initiatives
In May 2004 we announced our Medium-term Strategic & Financial Plan Global Growth 2006 for the two years ending March 31, 2006. The central theme of Global Growth 2006 is “Meeting the Challenge—A New Stage of Growth”, and it includes the following key initiatives:
●	Continuous review of business portfolio

●	Evolution of business models leveraging our business engineering capabilities

●	Implementation of global strategies

●	Furthering a management structure that supports growth strategies
Progress on these initiatives during the interim period under review is outlined as follows.

1.	Continuous Review of Business Portfolio
1.  Investment plan

Against an investment plan of approximately ¥420 billion for the year ending March 2006, so far we have executed a total of approximately ¥240 billion in the first half, mainly in the following areas.

■	Sakhalin II LNG project in Russia	¥55.5 billion

■	Acquisition of shares in Seven-Eleven Japan Co., Ltd. and Ito-Yokado Co., Ltd. (currently Seven & I Holdings Co., Ltd.)	¥50.0 billion

■	Expansion of production capacity of existing iron ore and coal mining interests in Australia	¥17.0 billion

■	Acquisition of Saltend power plant in the United Kingdom	¥13.2 billion

■	Enfield oil development area in Western Australia	¥11.5 billion
As we announced in July this year with our project partners Royal Dutch/Shell Group and Mitsubishi Corporation, the total project cost for the Phase 2 development of Sakhalin II is expected to increase to approximately US$20 billion, with delivery of the first LNG shipment in the summer of 2008. This is due to several factors, including a significant increase in the cost of construction materials. The original plan for total development costs was approximately US$10 billion, with the first shipment of LNG towards the end of 2007. As global pressure on energy supplies continues, we will be making every effort to accelerate the development schedule and reduce the overall project cost.
2.  Improving the performance of subsidiaries and associated companies

Reviewing the performance and commercial viability of our subsidiaries and associated companies is one of our most important management issues. The President holds direct discussions with the Chief Operating Officers of each business unit twice a year as part of ongoing, companywide measures to address this area.
In the six-month period under review, the combined net loss from unprofitable subsidiaries and associated companies was ¥23.2 billion, an increase of ¥9.3 billion from the ¥13.9 billion recorded in the previous comparable period. This was mainly due to increased interest expenses on investments in oil and gas development projects such as Sakhalin II, and impairment losses on fixed assets held by MITSUI FOODS CO., LTD. in connection with the restructuring of its distribution bases. The combined net income from profitable subsidiaries and associated companies was ¥115.8 billion, an increase of ¥27.2 billion from the ¥88.6 billion recorded in the previous comparable period. This was mainly due to higher net income from subsidiaries and associated companies operating in the areas of mineral and energy resources. As a result, the combined sum of net income and net loss from subsidiaries and associated companies for the interim period under review was ¥92.6 billion, ¥17.9 billion higher than the ¥74.7 billion recorded in the previous comparable period.

2.	Evolution of Business Models Leveraging our Business Engineering Capabilities
●	We are working to expand our operations in the growth areas of the motor vehicles business relating to retail finance, auto dealerships and logistics. Through our investment in major auto dealership group UnitedAuto Group in the United States, we are strengthening our alliance with its major shareholder, Penske Group, and have begun joint development of a company investing in automobile businesses in China.

●	In Consumer Products & Services, we are bringing together the functions of each business unit to plan and develop products and services for a diverse range of consumer lifestyles. In March 2005, we jointly established Mall & SC Development, Inc. with Ito-Yokado Co., Ltd. to pursue the development and management of shopping malls and shopping centers. We are also increasing our involvement in media-related businesses, through initiatives such as our application in the first half of the fiscal year for a BS digital broadcast license, and the start of investigations into joint development of mobile phone-based internet services with Tokyo Broadcasting System, Inc.
3.	Implementation of global Strategies
1.  Establishment of Asian Regional Managing Directorship

The Asian Regional Managing Directorship took full control from April 2005, encompassing in a single operating segment all of Mitsui’s bases from the Far East through to Southwest Asia, excluding Japan, as part of our strategy to pursue new business opportunities arising from the development of the network economy based on China, ASEAN countries and India. The Regional Managing Director, Asia has broad authority and responsibility and, as well as seeking to expand cross-border trading transactions and business investment through organization of our business portfolio in the region, will seek to foster and strengthen our human resources at local areas.
2.  Introduction of Business Division System in Europe

In April 2005, we introduced a Business Division System in Europe, in response to the increasingly borderless nature of economies in Europe and opportunities arising in emerging markets such as Central and Eastern Europe, Russia and CIS. The former system based on overseas trading subsidiaries and offices in each country has been abolished, replaced by a system under which Divisional Operating Officers, reporting directly to the Managing Director of Mitsui & Co. Europe Plc are responsible for each product area across Europe as a whole.
3.  Establishment of Three Sales and Trading Companies in China

In September 2005, we received approval from the Chinese Ministry of Commerce to establish three wholly owned trading companies, permitting us to conduct import and export and wholesale trade domestically within China under its own name and title. With the establishment of these three trading companies we will be able to trade in a broader range of products, including added value services in finance and logistics. We intend to seek further opportunities in business investments and distribution operations that support domestic and external trade in China.
4.	Furthering a Management Structure that Supports Growth Strategies
1.  Initiatives to Strengthen Corporate Governance

Previously, shareholders’ meetings were chaired by the President. With approval at the General Meeting of Shareholders for 2005, however, the Articles of Association were altered so that shareholders’ meeting will be chaired by a director elected by the board of directors. This change was instituted with the aim of promoting more effective management of shareholders’ meetings while enabling a flexible response to changes in circumstances. Under the new arrangement, if someone other than the President were elected to chair shareholders’ meetings, the President would no longer be responsible for managing the proceedings of the meetings and would be able to provide shareholders with full explanations on matters that arose.
2.  Policies to Strengthen Internal Controls

Under the chairmanship of the President, the Internal Controls Committee has been engaged in measures to strengthen internal controls, including implementing initiatives to prevent the occurrence of problems such as the DPF incident. From the following financial year Mitsui will be subject to external audits under the Sarbanes-Oxley Act of the United States, and in anticipation of this we have been closely engaged in following directives and preparing manuals and other necessary documentation.
3.  Pursuit of CSR-oriented Management
●	On July 1, 2005 we established the Mitsui & Co., Ltd. Environmental Fund with a target fund size of ¥1.0 billion in the first year to support and promote initiatives inside and outside the Company that will help resolve important environmental issues, in line with Mitsui’s “Mission, Vision and Values” and Basic CSR Policy. The fund is designed to be as inclusive as possible, including NPOs and other such organizations, and has now begun specific activities.

●	In order to promote activity in Japan in relation to the U.N. Global Compact that we declared our support for in October 2004, we have assumed the role of Vice Committee Chair for the U.N. Global Compact Japan Network, comprising 38 member organizations within Japan.

Outline of Operating Results (April 1, 2005 — September 30, 2005)
GROUP OPERATIONS
1.	Operating Results
●	Total Trading Transactions increased from ¥6,727.1 billion to ¥7,057.3 billion, ¥330.2 billion higher than in the previous comparable interim period, with strong performance in the Metal Products & Minerals, Energy, and Chemical segments as a result of steady growth in the global economy and substantial increases in global trade and commodities markets.

●	Gross Profit increased ¥22.6 billion to ¥378.6 billion from ¥356.0 billion in the previous comparable interim period, supported by strong performance in the Metal Products & Minerals Segment.

●	Other Expenses (Income):
•	Selling, general and administrative expenses increased ¥11.5 billion from the previous interim period to ¥262.3 billion, due to factors such as higher personnel expenses resulting from NextCom K.K. becoming a subsidiary, and an increase in communication and information expenses caused by the introduction of an enterprise resource planning system.

•	Interest expense, net of interest income increased to ¥10.1 billion, ¥7.0 billion higher than in the previous interim period, due to a rise in U.S. dollar interest rates and an increase in interest-bearing debt associated with investments in resources development.

•	Other items recorded in this category included dividend income of ¥16.1 billion (an increase of ¥2.4 billion over the previous interim period), gain on sales of securities of ¥14.1 billion (a decrease of ¥10.2 billion), loss on write-down of securities of ¥3.5 billion (a decrease of ¥4.5 billion), impairment loss of long-lived assets of ¥5.6 billion (a decrease of ¥3.0 billion), and compensation and other charges related to the DPF incident of ¥9.0 billion. (Please see pages 10 and 11, “Response to the DPF Incident”).
●	Equity in Earnings of Associated Companies increased ¥13.2 billion, from ¥26.2 billion to ¥39.4 billion, reflecting increased earnings at Valepar S.A. (Brazil) and Japan Australia LNG (MIMI) Pty. Ltd. (Australia) that benefited from higher iron ore and energy prices.

●	Net Income for the interim period ended September 30, 2005 increased ¥21.1 billion to ¥83.2 billion, from ¥62.1 billion in the previous comparable interim period.

Trends in Operating Results (Consolidated)
2.	Results by Operating Segment
●	Metal Products & Minerals: Gross profit in this segment increased ¥26.0 billion from the previous interim period to ¥83.1 billion, supported by strong raw materials and products markets. Net income for this segment increased ¥13.3 billion to ¥35.3 billion, supported by equity in earnings of associated companies of ¥11.1 billion (an increase of ¥2.0 billion), particularly those such as Valepar S.A. (Brazil) that benefited from an increase in the price of iron ore.

●	Machinery, Electronics & Information: Gross profit in this segment increased ¥5.5 billion from the previous interim period to ¥71.5 billion, supported by higher earnings in automobile-related operations and mobile phones at Telepark Corp. (Japan). Further, as a result of good performance at companies including new overseas power generation business IPM Eagle LLP (U.K.), equity in earnings of associated companies increased ¥2.9 billion to ¥6.1 billion. Net income in this segment increased ¥0.5 billion, to ¥17.3 billion, reflecting factors such as the absence of profit from the sale of equity in mobile phone-related businesses that was recorded in the previous interim period.

●	Chemical: Gross profit in this segment increased ¥6.9 billion from the previous interim period to ¥46.1 billion, supported by strong petrochemicals and ammonia markets, along with the absence of unrealized holding losses on long-term purchase contracts for certain petrochemicals that were recorded in the previous interim period. Net income for this segment decreased ¥4.1 billion from the previous interim period to ¥2.3 billion, due to factors such as additional compensation and other charges related to the DPF incident.

●	Energy: Gross profit in this segment decreased ¥8.5 billion from the previous interim period to ¥33.3 billion. Although higher oil prices lead to increases in earnings from upstream oil and natural gas subsidiaries, the lower gross profit reflects higher costs in domestic petroleum products and gas sales subsidiaries because of higher oil prices, and also reflects the fact that oil trading gross profit in the previous interim period was exceptionally high. Net income for this segment decreased ¥9.5 billion to ¥14.2 billion, as a result of factors such as higher interest expenses from increased investment in the Sakhalin II project and an increase in the U.S. dollar interest rate.

●	Consumer Products & Services: Gross profit in this segment decreased ¥4.4 billion to ¥73.3 billion, reflecting the absence of factors—such as high beverage sales from a summer heat wave, and a gain on the sale of a large commercial facility in the U.S.—that significantly boosted results in the previous interim period. Net income for the segment decreased ¥5.0 billion from the previous interim period to ¥4.7 billion, influenced by key items including higher selling, general and administrative expenses related mainly to personnel, and a gain of ¥4.2 billion from the exchange of equity held in Seven & I Holdings Co., Ltd.

●	Logistics & Financial Markets: Gross profit decreased ¥2.1 billion from the previous interim period to ¥20.1 billion, with good performances in energy derivatives trading at Mitsui & Co. Energy Risk Management (U.K.), trading not fully offsetting a decline in commodity trading at the Company. Net income decreased ¥1.4 billion, to ¥5.2 billion, including gains on sales of shares in investment fund business.

●	Americas: Gross profit in this segment increased ¥0.8 billion to ¥24.1 billion, supported by strong trading in petroleum products. Net income decreased ¥3.0 billion, to ¥4.0 billion, as a result of factors such as higher interest expense arising from an increase in the U.S. dollar interest rate.

●	Europe: Gross profit in this segment increased ¥0.1 billion from the previous interim period to ¥10.5 billion. Net income for the period increased ¥0.5 billion, to ¥3.0 billion, due to a decrease in personnel expenses and other factors.

●	Asia: Gross profit increased ¥1.7 billion, to ¥12.4 billion, reflecting economic growth throughout the region. Net income increased ¥0.1 billion, to ¥4.6 billion, influenced by factors such as higher interest expense.

●	Other Overseas Areas: Gross profit in this segment increased ¥0.4 billion from the previous interim period to ¥2.3 billion. Net income increased ¥4.2 billion, to ¥6.7 billion, including higher income from Mitsui & Co. (Australia) Ltd.’s minority shareholding in the iron ore subsidiary Mitsui Iron Ore Development (Australia).
For further details please refer to pages 23-24 of this document, “Operating Segment Information”.
On a non-consolidated basis, sales for the interim period ended September 30, 2005 were ¥5,434.2 billion. Gross profit was ¥105.4 billion, and net income was ¥36.3 billion. For details, please refer to pages 25-28 of this document, ‘Balance Sheets’ and ‘Statements of Income’.

3.	Performance in Relation to Quantitative Targets
Performance in relation to quantitative targets during the six-month period ended September 30, 2005 was as follows:

(Billions of Yen)
	Target in current	New target announced	Results for interim
	Mid-term Plan	April 2005	period ended
	announced May 2004		September 30, 2005

Consolidated results	Full year: 100.0	Full year: 170.0	Interim period: 83.2 Full year forecasts: 180.0

ROE (Net income/shareholders’ equity)	9%	14%	13.8%*

Net DER (Ratio of shareholders’ equity to net interest-bearing debt minus cash and cash equivalents)	Approx. 3 times	2.5 times	2.3 times

Note: Calculated by taking twice the net income for the current period and dividing by a simple average of shareholders’ equity at the end of the previous period and the current period.
TRENDS IN COMPANY PERFORMANCE AND VALUE OF ASSETS
1.	Trends in Company Performance and Value of Assets (Consolidated) (Unaudited)

(Millions of Yen, Except Net Income per Share)
	Six-month period	Six-month period	Six-month period	Six-month period
	ended	ended	ended	ended
	September 30, 2002	September 30, 2003	September 30, 2004	September 30, 2005

Total Trading Transactions	¥5,457,480	¥5,949,215	¥6,727,147	¥7,057,338

Gross Profit	274,984	294,510	355,987	378,622

Net Income	24,789	25,822	62,101	83,193

Net Income per Share (Yen)	15.66	16.33	39.24	52.58

Net Assets	879,634	915,218	1,034,734	1,288,158

Total Assets	6,397,712	6,470,993	7,024,720	8,207,037

Notes:
1.	The figures shown in this table have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Total Trading Transactions are a voluntary disclosure and represent the gross transaction volume or the aggregate nominal value of the sales contracts in Mitsui & Co., Ltd. and its subsidiaries (collectively, “the companies”) act as principal and transactions in which the companies serve as agent. Total Trading Transactions are not meant to represent sales or revenues in accordance with U.S. GAAP. The companies have included the information concerning Total Trading Transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies.

2.	Starting from the year ended March 31, 2005, the companies changed their presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing. As a result of this change, “Total Trading Transactions” and “Gross Profit” for the corresponding periods of prior years have been restated.

3.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are rounded.
2.	Trends in Company Performance and Value of Assets (Non-consolidated) (Unaudited)

(Millions of Yen, Except Net Income per Share)
	Six-month period	Six-month period	Six-month period	Six-month period
	ended	ended	ended	ended
	September 30, 2002	September 30, 2003	September 30, 2004	September 30, 2005

Sales	¥4,433,304	¥4,908,778	¥5,123,768	¥5,434,172

Net Income	8,506	6,397	40,646	36,305

Net Income per Share (Yen)	5.37	4.04	25.68	22.94

Net Assets	683,595	686,482	736,511	806,122

Total Assets	4,146,010	4,143,579	4,339,022	4,690,168

Notes:
1.	The figures shown in this table have been prepared on the basis of accounting principles generally accepted in Japan.

2.	Net Income per Share was computed on the average number of shares outstanding for the period. Beginning with the six-month period ended September 30, 2002, the average number of shares for the period was calculated based on the number of shares issued minus treasury stock.

3.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are rounded down.

Key Issues to Address
1.	Response to the DPF Incident
•	In November 2004, Mitsui discovered that false data bad been produced and submitted to authorities for diesel particulate filters (“DPFs”) manufactured by Mitsui’s subsidiary, PUREarth Incorporated, and sold by Mitsui. These filters were subsidized by the Tokyo Metropolitan Government and seven other prefectural and municipal governments, as well as the Ministry of Land, Infrastructure and Transport, the Ministry of the Environment, and related industry associations. Mitsui sold approximately 21,500 units of the product.

•	Mitsui established a DPF Response Headquarters, and with the support of our sales agents we made contact with the users of Mitsui’s DPF filters. We then implemented a three-part user response plan that involved: (1) the free replacement of DPFs, (2) the reimbursement of the amount paid for purchasing Mitsui’s DPFs in exchange for their redemption, and (3) a support program for the purchase of alternative vehicles. As of November 11, 2005, contracts or basic agreements had been completed with users of around 18,000 units, including users of approximately 600 units that were ineligible for the program, and around 8,100 of their DPFs had been collected. Mitsui is now making every effort to complete arrangements regarding the approximately 3,500 remaining units as rapidly as possible, and from October 2005 has increased the number of user response personnel to 480 people. The majority of responses so far have involved either reimbursement of the amount paid for purchasing Mitsui’s DPF or free replacement with DPFs supplied by other manufacturers, with a significant decrease in requests for re-engineered versions of our own product.

•	In addition, Mitsui has been working in cooperation with Mitsui Group manufacturers since the announcement of the incident on November 22, 2004 to develop a re-engineered version of our own product, and on September 27, 2005 an application for certification was made to the Tokyo Metropolitan Government and seven other prefectural and municipal governments.

•	For the year ended March 31, 2005, we had recorded ¥36.0 billion ( ¥22.0 billion after tax) as compensation and other charges related to the DPF incident, which included a user response charge of ¥28.0 billion. Subsequently, in response to the above-mentioned changes in the requirements of DPF users, we took various measures including significantly expanding the inventory volume and range of DPFs supplied by other manufacturers. Reflecting the additional costs with these measures, we recorded a further ¥9.0 billion ( ¥5.0 billion after tax) as compensation and other charges related to the DPF incident for the interim period ended September 30, 2005.
Based on careful reflection of the DPF incident, we are implementing measures to prevent the occurrence of similar events, and at the same time are working hard to recover social trust in our Company and its operations.

2.	Rigorous Monitoring and Optimization of Business Portfolio
At the same time as taking an active approach to accumulating quality assets, we are continuing to rigorously monitor and optimize our business portfolio and carefully manage risk and return. We calculate risk assets by using statistical analysis of the probability of losses arising on individual assets, and have a policy of ensuring that the total amount of risk assets does not exceed 80% of shareholders’ equity.
1.	Improving performance at subsidiaries and associated companies
•	In monitoring performance at subsidiaries and associated companies, we seek to improve performance by using not only business indices that take cost of capital into account, but also key performance indicators that have been individually set for each company as appropriate. We are increasing the speed and magnitude of recycling existing investments, which includes not only the exit or disposal of nonperforming subsidiaries and associated companies, but also the strategic sale of profitable ones.
2.	Evaluation of investment opportunities.
•	In the core areas of energy and natural resources, we are pursuing sustainable growth by expanding our existing operations, acquiring new interests, replenishing and expanding our reserve base, and diversifying sources of supply. The leap in commodity markets, however, has caused an upward trend in acquisition and development costs, and we are therefore carefully analyzing international supply and demand trends and structural changes in the industry, and evaluating and deciding on investments from a medium- to long-term point of view.

•	We are working to expand our earnings base by strengthening and developing businesses in consumer products, services and other key areas. We will continue to concentrate on developing suitable businesses to drive future earnings, using M&A, investment in distribution facilities and other such measures to create a nationwide food wholesale network, and engaging in all aspects of the consumer Products & Services Segment with Seven & I Holdings Co., Ltd.
3.	Business Process Re-Engineering and Optimization Of Corporate Staff Organization
We are continuing with measures to enhance the stability and global adoption of MICAN, the new standard business process system introduced in November last year, and are engaged in ongoing measures to reform and optimize our corporate staff organization in support of an integrated risk management structure.

Corporate Outline
PRINCIPAL GROUP BUSINESS (AS OF SEPTEMBER 30, 2005)
We operate in the segments of Metal Products & Minerals, Machinery, Electronics & Information, Chemical, Energy, Consumer Products & Services, etc. We carry out a variety of activities in each sector, including sales, import and export, international trading, and production, as well as also operating a diverse range of service businesses such as transportation and finance. In addition, we engage in natural resource development, strategic business investment, and a broad range of other business initiatives.
PRINCIPAL GROUP OFFICES (AS OF SEPTEMBER 30, 2005)

■	Domestic:	Head Office	Chiyoda-ku, Tokyo

		Offices and Branches	Sapporo Office, Tohoku Office (Sendai), Nagoya Office, Osaka Office, Hiroshima Office, Fukuoka Office, Niigata Branch, Shizuoka Branch, Hokuriku Branch (Toyama), Takamatsu Branch

■	Overseas:	Offices & Branches	Singapore, Kuala Lumpur, Manila

		Trading Subsidiaries	Mitsui & Co. (U.S.A.), Inc. Mitsui & Co. Europe Plc (United Kingdom) Mitsui & Co. (Australia) Ltd. Mitsui & Co., (Thailand) Ltd. Mitsui & Co., Middle East Ltd. (U.A.E.)
Note: Other than those listed above, there are 9 business sites in Japan and 147 business sites overseas. For information regarding subsidiaries and associated companies, including the above-listed entities and important subsidiaries and associated companies, please refer to page 14 of this document.
SHARES OF MITSUI & CO., LTD. (AS OF SEPTEMBER 30, 2005)

■	Number of shares authorized	2,500,000,000 shares

■	Number of shares outstanding	1,583,702,077 shares

■	Number of shareholders	104,277 shareholders

GROUP EMPLOYEES

Operating segment	Number of Employees as	Number of Employees as
	of September 30, 2004	of September 30, 2005
Metal Products & Minerals	4,521	4,671
Machinery, Electronics & Information	7,481	12,130
Chemical	3,748	3,940
Energy	1,535	1,574
Consumer Products & Services	8,604	8,571
Logistics & Financial Markets	1,185	1,119
Americas	2,971	3,018
Europe	1,108	1,090
Asia	—	2,180
Other Overseas Areas	2,909	544
All Other	2,348	1,372

Total	36,410	40,209
Notes:
1.	The above employee figures do not include temporary staff, seconded, or part-time staff.

2.	Due to the beginning of operations in earnest in the Asian Regional Managing Directorship from the first half of the current fiscal year, results from Asia that were formerly included in “Other Overseas Areas” are now categorized separately as “Asia”.

3.	The “All Other” section comprises the Corporate Staff Division and others.

4.	Of the 40,209 employees as of September 30, 2005, 5,936 were employed by the Company.

PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES
1. Principal Subsidiaries and Associated Companies (as of September 30, 2005)

Subsidiary	Operating	Capital	Percentage owned	Main Business
	Segment		by Mitsui & Co., Ltd.
Mitsui & Co. (U.S.A.), Inc.	Americas	US$350,000 thousand	100	Trading
Mitsui Iron Ore Development Pty. Ltd. (Australia)	Metal Products & Minerals	A$20,000 thousand	100 (20)	Production and marketing of iron ore
Mitsui Foods Co., Ltd.	Consumer Products & Services	¥12,031 million	99.87	General foods wholesaling
Mitsui Oil Co., Ltd.	Energy	¥3,000 million	89.93	Domestic sale and importation of oil products
Mitsui E&P Middle East B.V. (Netherlands)	Energy	US$20 thousand	60 (60)	Investment in Oman LNG project

Associated Company	Operating	Capital	Percentage owned	Main Business
	Segment		by Mitsui & Co., Ltd.
Japan Australia LNG (MIMI) Pty. Ltd. (Australia)	Energy	A$369,050 thousand	50 (50)	Exploration, development and marketing of oil and natural gas
Valepar S.A. (Brazil)	Metal Products & Minerals	R$7,083,206 thousand	18.24	Investment in Companhia Vale do Rio Doce, a mineral resources company in Brazil
Sakhalin Energy Investment Company Ltd. (Bermuda)	Energy	US$7,819,612 thousand	25 (25)	Exploration, development and marketing of oil and natural gas
Notes:
1.	The figures in brackets represent indirect ownership through other subsidiaries.

2.	The figures for capital have been rounded.
2.	Group Performance
For information regarding group performance please see pages 2 to 5 of this document, ‘Key Policies and Business Initiatives’ and pages 6 to 9 ‘Outline of Operating Results’. The number of subsidiaries and associated companies as of September 30, 2005, along with the past three years, is as follows:
(Unit: companies)

	As of September	As of September	As of September	As of September
	30, 2002	30, 2003	30, 2004	30, 2005
Subsidiaries	426	435	428	383
Associated Companies Accounted for under the Equity Method	327	314	310	212
Note:	The number of companies listed above excludes those affiliated companies of certain subsidiaries (other than overseas trading subsidiaries), which are consolidated or accounted for under the equity method by those subsidiaries.

Directors and Corporate Auditors (as of November 1, 2005)

■ Name	■ Title	■ Principal position/Area of operation

Nobuo Ohashi	Chairman and Director

Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer

Tetsuya Matsuoka*	Director	Power, Transportation & Plant Projects Business Unit; Machinery Business Unit; Information, Electronics and Telecommunication Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit

Masataka Suzuki*	Director	Organic Chemicals Business Unit; Plastics & Inorganic Chemicals Business Unit; Foods & Retail Business Unit; Lifestyle Business Unit; Consumer Service Business Unit

Gempachiro Aihara*	Director	Regional Managing Director, Asia; DPF Matters

Yushi Nagata*	Director	Corporate Staff Division (Information Strategic Planning Division, Corporate Planning & Strategy Division, Corporate Administrative Division, Corporate Communications Division, Investor Relations Division); Overall Administrative Divisions of Business Units; New Business Promotion; Chief Operating Officer, Business Process Re-engineering Project Headquarters; Director, Mitsui & Co. Europe Plc; Director, Mitsui & Co., Middle East Ltd.

Hiroshi Tada*	Director	Iron & Steel Products Business Unit; Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit; Energy Business Unit

Yasunori Yokote*	Director	Corporate Staff Division (Secretariat, Corporate Auditor Division, Compliance & Operational Control Division, Human Resources & General Affairs Division, Legal Division); Chief Compliance Officer; Chief Privacy Officer; Environmental Matters; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Kazuya Imai*	Director	Chief Financial Officer; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Director, Mitsui & Co. (U.S.A), Inc.

Akishige Okada	Director	Advisor to Board of Sumitomo Mitsui Banking Corporation

Akira Chihaya	Director	Representative Director and Chairman of the Board of Directors of Nippon Steel Corporation

Tasuku Kondo	Corporate Auditor

Hiroshi Matsuura	Corporate Auditor

Ko Matsukata	Corporate Auditor	Senior Consultant to Board of Mitsui Sumitomo Marine and Fire Insurance Co., Ltd.

Yasutaka Okamura	Corporate Auditor	Attorney at Law

Hideharu Kadowaki	Corporate Auditor	Chairman of the Institute of The Japan Research Institute, Limited

Notes:
1.	Akishige Okada and Akira Chihaya are external directors, as provided for in Item 7-2, Clause 2, Article 188 of the Commercial Code of Japan.
2.	Ko Matsutaka, Yasutaka Okamura and Hideharu Kadowaki are the external Corporate Auditors, as provided for in Clause 1, Article 18, of the “Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations.” Tasuku Kondo and Hiroshi Matsuura are the Corporate Auditors, as provided for in Clause 2, Article 18, of the aforementioned law.
3.	Representative Directors are indicated with an asterisk.

Executive Officers (As of November 1, 2005)

■ Name	■ Title	■ Principal position/Area of operation

Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer

Yasuo Hayashi	Executive Vice President	Managing Director, Mitsui & Co. Europe Plc

Tetsuya Matsuoka*	Executive Vice President	Power, Transportation & Plants Projects Business Unit; Machinery Business Unit; Information, Electronics and Telecommunications Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit

Masataka Suzuki*	Executive Vice President	Organic Chemicals Business Unit; Plastics & Inorganic Chemicals Business Unit; Foods & Retail Business Unit; Lifestyle Business Unit; Consumer Service Business Unit

Gempachiro Aihara*	Senior Executive Managing Officer	Regional Managing Director, Asia DPF Matters

Yushi Nagata*	Senior Executive Managing Officer	Corporate Staff Division (Information Strategic Planning Division, Corporate Planning and Strategy Division, Corporate Administrative Division, Corporate Communications Division, Investor Relations Division); Overall Administrative Divisions of Business Units; New Business Promotion; Chief Operating Officer, Business Process Re-engineering Project Headquarters; Director, Mitsui & Co. Europe Plc; Director, Mitsui & Co., Middle East Ltd.

Hiroshi Tada*	Senior Executive Managing Officer	Iron & Steel Products Business Unit; Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit; Energy Business Unit

Yasunori Yokote*	Senior Executive Managing Officer	Corporate Staff Division (Secretariat, Corporate Auditor Division, Compliance & Operational Control Division, Human Resources & General Affairs Division, Legal Division); Chief Compliance Officer; Chief Privacy Officer; Environmental Matters; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Kazuya Imai*	Senior Executive Managing Officer	Chief Financial Officer; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Director, Mitsui & Co. (U.S.A), Inc.

Toshihiro Soejima	Senior Executive Managing Officer	Chief Representative of Mitsui & Co., Ltd. in China

Motokazu Yoshida	Senior Executive Managing Officer	Chairman for the Americas President & Chief Executive Officer, Mitsui & Co. (U.S.A.), Inc.

Yoshiyuki Izawa	Executive Managing Officer	General Manager, Osaka Office

Osamu Mori	Executive Managing Officer	Chief Operating Officer, Financial Markets Business Unit

Satoru Miura	Executive Managing Officer	General Manager, Nagoya Office

Masayoshi Sato	Executive Managing Officer	Chief Operating Officer, Foods & Retail Business Unit

Ken Abe	Executive Managing Officer	Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit

Takao Sunami	Executive Managing Officer	Chief Operating Officer, Machinery Business Unit

Junichi Matsumoto	Executive Managing Officer	Chief Operating Officer, Transportation Logistics Business Unit

Shunichi Miyazaki	Executive Managing Officer	General Manager, Internal Auditing Division

Hiroshi Ito	Executive Managing Officer	Chief Operating Officer, Consumer Service Business Unit

Takeshi Ohyama	Managing Officer	General Representative of Mitsui & Co., Ltd., in Indonesia

Shinjiro Ogawa	Managing Officer	Chief Operating Officer, Information, Electronics and Telecommunication Business Unit

Toshimasa Furukawa	Managing Officer	Chief Operating Officer, Power, Transportation & Plant Projects Business Unit

Akio Ikeda	Managing Officer	Chairman & Managing Director, Mitsui & Co. (Australia) Ltd.

Jitsuro Terashima	Managing Officer	President, Mitsui Global Strategic Studies Institute

Motonori Murakami	Managing Officer	General Manager, General Accounting & Risk Management Division

Kyoichi Endo	Managing Officer	Managing Director, Mitsui & Co. UK PLC

Toshio Awata	Managing Officer	General Manager, Information Strategic Planning Division Chief Information Officer

Koji Nakamura	Managing Officer	Chief Operating Officer, Plastics & Inorganic Chemicals Business Unit

Toru Kitamura	Managing Officer	Chief Operating Officer, Lifestyle Business Unit

Kenichi Yamamoto	Managing Officer	General Manager, Human Resources & General Affairs Division

Masaaki Murakami	Managing Officer	President, Mitsui & Co. (Canada) Ltd.

Kiyotaka Watanabe	Managing Officer	Chief Operating Officer, Iron & Steel Products Business Unit

Masaaki Fujita	Managing Officer	Deputy Chief Operating Officer, Foods & Retail Business Unit

Junichi Mizonoue	Managing Officer	Chief Operating Officer, Organic Chemicals Business Unit

Takao Omae	Managing Officer	President, Mitsui Brasileira Importação e Exportação S.A.

Norinao Iio	Managing Officer	Chief Operating Officer, Energy Business Unit

Osamu Koyama	Managing Officer	Executive Vice President, Mitsui & Co. (U.S.A.), Inc.

Note:	Representative directors are marked with an asterisk.

Consolidated Balance Sheets (Unaudited)

(Millions of Yen)
ASSETS
	September 30, 2005	March 31, 2005

Current Assets:
Cash and cash equivalents	¥830,035	¥791,810
Time deposits	31,304	28,067
Marketable securities	28,241	28,077
Trade receivables:
Notes and loans, less unearned interest	422,172	450,678
Accounts	1,968,941	1,863,742
Associated companies	182,068	197,015
Allowance for doubtful receivables	(24,413)	(22,519)
Inventories	654,381	596,876
Advance payments to suppliers	90,307	90,901
Deferred tax assets—current	43,071	46,410
Derivative assets	242,456	153,054
Other current assets	227,886	196,568

Total current assets	4,696,449	4,420,679

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,144,705	973,219
Other investments	826,008	660,230
Non-current receivables, less unearned interest	481,493	544,615
Allowance for doubtful receivables	(99,219)	(100,066)
Property leased to others—at cost, less accumulated depreciation	199,260	183,175

Total investments and non-current receivables	2,552,247	2,261,173

Property and Equipment—at Cost:
Land, land improvements and timberlands	206,390	207,115
Buildings, including leasehold improvements	335,298	317,576
Equipment and fixtures	460,740	429,315
Mineral rights	79,166	78,303
Vessels	21,548	21,002
Projects in progress	48,561	35,727

Total	1,151,703	1,089,038
Accumulated depreciation	(447,747)	(426,350)

Net property and equipment	703,956	662,688

Intangible Assets, less Accumulated Amortization	101,864	104,257

Deferred Tax Assets—Non-current	33,141	29,641

Other Assets	119,380	114,949

Total	¥8,207,037	¥7,593,387

(Millions of Yen)
LIABILITIES AND SHAREHOLDERS’ EQUITY
	September 30, 2005	March 31, 2005

Current Liabilities:
Short-term debt	¥719,610	¥615,353
Current maturities of long-term debt	353,489	291,950
Trade payables:
Notes and acceptances	105,197	113,481
Accounts	1,702,311	1,645,842
Associated companies	104,547	94,805
Accrued expenses:
Income taxes	44,045	47,160
Interest	23,066	19,570
Other	57,649	75,299
Advances from customers	104,408	100,681
Derivative liabilities	226,431	154,770
Other current liabilities	133,389	122,865

Total current liabilities	3,574,142	3,281,776

Long-Term Debt, less Current Maturities	2,963,572	2,904,923

Accrued Pension Costs and Liability for Severance Indemnities	40,347	39,467

Deferred Tax Liabilities—Non-current	232,710	143,556

Minority Interests	108,108	100,827

Shareholders’ Equity:
Common stock	192,499	192,493
Capital surplus	288,057	288,048
Retained earnings:
Appropriated for legal reserve	37,537	37,018
Unappropriated	722,882	656,032
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	154,995	100,179
Foreign currency translation adjustments	(103,955)	(142,787)
Minimum pension liability adjustment	(5,752)	(5,691)
Net unrealized gains and losses on derivatives	3,415	(1,252)

Total accumulated other comprehensive income (loss)	48,703	(49,551)

Treasury stock, at cost	(1,520)	(1,212)

Total shareholders’ equity	1,288,158	1,122,828

Total	¥8,207,037	¥7,593,387

Statements of Consolidated Income (Unaudited)

(Millions of Yen)

	Six-month	Six-month period
	period ended	ended September 30,
	September 30, 2005	2004 As restated

Revenues:
Sales of products	¥1,604,548	¥1,466,835
Sales of services	235,077	207,772
Other sales	53,253	60,204

Total revenues	1,892,878	1,734,811
Total Trading Transactions: Six-month period ended September 30, 2005, ¥7,057,338 million Six-month period ended September 30, 2004, ¥6,727,147 million
Cost of Revenues:
Cost of products sold	1,445,229	1,327,416
Cost of services sold	45,518	28,674
Cost of other sales	23,509	22,734

Total cost of revenues	1,514,256	1,378,824

Gross Profit	378,622	355,987

Other Expenses (Income):
Selling, general and administrative	262,349	250,799
Provision for doubtful receivables	1,230	3,689
Interest expense, net of interest income	10,057	3,122
Dividend income	(16,076)	(13,671)
Gain on sales of securities—net	(14,109)	(24,322)
Loss on write-down of securities	3,499	8,036
Gain on disposal or sales of property and equipment—net	(244)	(443)
Impairment loss of long-lived assets	5,581	8,597
Compensation and other charges related to DPF incident	9,000	—
Other expense—net	673	1,158

Total other expenses	261,960	236,965

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	116,662	119,022

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Income Taxes:
Current	47,010	40,274
Deferred	16,803	36,225

Total	63,813	76,499

Income from Continuing Operations before Minority Interests and Equity in Earnings	52,849	42,523
Minority Interests in Earnings of Subsidiaries	(9,011)	(7,367)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	39,355	26,233

Income from Continuing Operations	83,193	61,389
Income from Discontinued Operations—Net (After Income Tax Effect)	—	712

Net Income	¥83,193	¥62,101

Note:	Starting from the year ended March 31, 2005, the companies reclassified financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing from “Interest expense, net of interest income” to “Other sales” and “Cost of other sales”, respectively. In relation to this change, the figures for the six-month period ended September 30, 2004 have been restated to conform to the current period presentation.

Statements of Consolidated Cash Flows (Unaudited)

(Millions of Yen)

	Six-month	Six-month period
	period ended	ended September 30,
	September 30, 2005	2004

Operating Activities:
Net Income	¥83,193	¥62,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,611	33,395
Pension and severance costs, less payments	3,213	(12,933)
Provision for doubtful receivables	1,230	3,689
Gain on sales of securities—net	(14,109)	(24,322)
Loss on write-down of securities	3,499	8,036
Gain on disposal or sales of property and equipment—net	(244)	(443)
Impairment loss of long-lived assets	5,581	8,597
Deferred income taxes	16,803	36,225
Equity in earnings of associated companies, less dividends received	(11,635)	(5,764)
Income from discontinued operations—net (after income tax effect)	—	(712)
Changes in operating assets and liabilities:
Increase in trade receivables	(55,118)	(42,978)
Increase in inventories	(37,159)	(37,183)
Increase in trade payables	40,666	31,077
Other—net	(38,497)	26,339

Net cash provided by operating activities	34,034	85,124

Investing Activities:
Net (increase) decrease in time deposits	(1,651)	21,387
Net increase in investments in and advances to associated companies	(53,318)	(61,013)
Net increase in other investments	(72,949)	(9,011)
Net decrease in long-term loan receivables	23,240	11,168
Net increase in property leased to others and property and equipment	(79,917)	(75,712)

Net cash used in investing activities	(184,595)	(113,181)

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Financing Activities:
Net increase (decrease) in short-term debt	81,594	(53,017)
Net increase in long-term debt	114,607	70,824
Purchases of treasury stock—net	(346)	(229)
Payments of cash dividends	(15,824)	(6,325)

Net cash provided by financing activities	180,031	11,253

Effect of Exchange Rate Changes on Cash and Cash Equivalents	8,755	5,306

Net Increase (Decrease) in Cash and Cash Equivalents	38,225	(11,498)
Cash and Cash Equivalents at Beginning of Period	791,810	638,299

Cash and Cash Equivalents at End of Period	¥830,035	¥626,801

Operating Segment Information (Unaudited)

The companies allocate their resources and review their performance by operating segments comprised of the business units of the Head Office, overseas branches and offices, and overseas trading subsidiaries. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into six product-focused reportable operating segments and four region-focused reportable operating segments.
Six-month period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)
(Millions of Yen)

	Metal Products & Minerals	Machinery, Electronics & Information	Chemical	Energy	Consumer Products & Services	Logistics & Finance Markets	Americas

Total Trading Transactions	1,562,172	1,310,074	1,001,076	779,793	1,355,749	43,608	523,975

Gross Profit	83,055	71,504	46,052	33,299	73,278	20,131	24,081

Operating Income (Loss)	57,710	16,162	14,790	15,519	9,567	6,107	5,286

Equity in Earnings of Associated Companies	11,063	6,100	2,129	14,121	2,918	1,803	1,011

Net Income	35,301	17,256	2,332	14,200	4,731	5,229	3,977

Total Assets at September 30, 2005	1,346,359	1,390,465	787,339	1,143,621	1,230,140	518,894	463,062

	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total

Total Trading Transactions	194,074	242,423	34,833	7,047,777	4,442	5,119	7,057,338

Gross Profit	10,520	12,365	2,274	376,559	3,842	(1,779)	378,622

Operating Income (Loss)	2,602	5,170	368	133,281	(1,685)	(16,553)	115,043

Equity in Earnings of Associated Companies	134	56	281	39,616	94	(355)	39,355

Net Income	2,970	4,550	6,668	97,214	5,055	(19,076)	83,193

Total Assets at September 30, 2005	395,038	177,014	76,274	7,528,206	2,504,670	(1,825,839)	8,207,037

Six-month period ended September 30, 2004 (from April 1, 2004 to September 30, 2004) (As restated)

(Millions of Yen)

	Metal Products & Minerals	Machinery, Electronics & Information	Chemical	Energy	Consumer Products & Services	Logistics & Financial Markets	Americas

Total Trading Transactions:
External Customers	1,268,372	1,324,547	904,448	660,348	1,332,067	42,774	594,936
Intersegment	117,362	73,514	205,854	52,826	55,373	2,100	241,668

Total	1,385,734	1,398,061	1,110,302	713,174	1,387,440	44,874	836,604

Gross Profit	57,088	66,012	39,214	41,831	77,726	22,189	23,325

Operating Income (Loss)	31,280	15,343	8,392	23,370	17,711	9,460	6,605

Equity in Earnings of Associated Companies	9,126	3,186	1,539	8,536	1,038	1,608	731

Net Income	22,014	16,847	6,375	23,739	9,736	6,630	6,997

Total Assets at September 30, 2004	1,135,092	1,206,202	680,823	727,389	1,079,327	372,071	433,561

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	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total

Total Trading Transactions:
External Customers	196,637	315,285	74,739	6,714,153	11,891	1,103	6,727,147
Intersegment	205,521	234,776	243,237	1,432,231	5,326	(1,437,557)	—

Total	402,158	550,061	317,976	8,146,384	17,217	(1,436,454)	6,727,147

Gross Profit	10,389	10,711	1,885	350,370	5,776	(159)	355,987

Operating Income (Loss)	1,628	4,002	92	117,883	(425)	(15,959)	101,499

Equity in Earnings of Associated Companies	116	25	134	26,039	268	(74)	26,233

Net Income	2,545	4,460	2,532	101,875	167	(39,941)	62,101

Total Assets at September 30, 2004	306,216	186,872	68,391	6,195,944	2,200,156	(1,371,380)	7,024,720

Notes:
1.	“All Other” includes business activities which primarily provide services, such as financing service and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2005 and 2004 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
2.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, eliminations of intersegment transactions, and income from discontinued operations.
3.	Transfers between operating segments are made at cost plus markup.
4.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.
5.	In accordance with the Asian Regional Management Directorship becoming fully operative effective April 1, 2005, Asia, formally included in Other Overseas Areas, is disclosed as a separate reportable operating segment.
In relation to this change, the operating segment information for the six-month period ended September 30, 2004 has been restated to conform to the current period presentation.
6.	Starting from the year ended March 31, 2005, the companies changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as “Interest expense, net of interest income.” In relation to this change, the figures of “Total Trading Transactions”, “Gross Profit” and “Operating Income (Loss)” for the six-month period ended September 30, 2004 have been restated to conform to the current period presentation.
7.	Starting from the year ended March 31, 2005, “Equity in Earnings of Associated Companies” is disclosed, since this item of each reportable segment is newly included in the measure of segment performance reviewed by the chief operating decision maker. Since intersegment total trading transactions is no longer used as a measure of segments’ performance reviewed by the chief operating decision maker, it is excluded from segments’ total trading transactions and only those to external customers are presented.

Balance Sheets (Unaudited)

(Millions of Yen)

ASSETS
	September 30, 2005	March 31, 2005

Current Assets
Cash and Time Deposits	¥464,620	¥386,958
Notes Receivable, Trade	234,740	243,315
Accounts Receivable, Trade	1,360,608	1,340,974
Securities	167,400	228,897
Inventories	186,483	195,088
Advance Payments to Suppliers	47,423	55,885
Short-Term Loans Receivable	91,585	108,740
Deferred Tax Assets—Current	23,582	26,656
Other	220,360	193,690
Allowance for Doubtful Receivables	(14,762)	(15,002)

Total Current Assets	2,782,041	2,765,204
Non-Current Assets
Tangible Assets (Net)	97,372	100,403
Intangible Assets	22,853	24,456
Investments and Other Assets
Investments in Securities and Affiliated Companies	1,415,309	1,243,469
Long-Term Loans Receivable	178,661	173,400
Deferred Tax Assets—Non-Current	—	23,590
Other	290,945	302,081
Allowance for Doubtful Receivables	(97,017)	(103,467)

Total Investments and Other Assets	1,787,899	1,639,074

Total Non-Current Assets	1,908,126	1,763,934

Total Assets	¥4,690,168	¥4,529,139

(Millions of Yen)

LIABILITIES AND SHAREHOLDERS’ EQUITY
	September 30, 2005	March 31, 2005

Current Liabilities
Notes Payable, Trade	¥62,937	¥65,628
Accounts Payable, Trade	1,043,877	1,054,020
Short-Term Borrowings	246,551	227,593
Commercial Paper	70,000	70,000
Accounts Payable, Other	118,511	156,305
Advances from Customers	46,694	59,595
Other	132,325	116,668

Total Current Liabilities	1,720,897	1,749,811
Long-Term Liabilities
Bonds	518,400	533,400
Convertible Bonds	92,762	92,775
Long-Term Borrowings	1,479,828	1,369,971
Liability for Retirement Benefits	4,794	3,807
Deferred Tax Liabilities—Non-Current	22,672	—
Other	44,691	36,632

Total Long-Term Liabilities	2,163,147	2,036,586

Total Liabilities	3,884,045	3,786,397

Shareholders’ Equity
Common Stock	192,499	192,492
Capital Surplus
Capital Reserve	218,986	218,979
Other Capital Surplus	22	19

Total Capital Surplus	219,009	218,999
Retained Earnings
Legal Reserve	27,745	27,745
Voluntary Reserves	185,164	188,305
Unappropriated Retained Earnings	52,813	29,189

Total Retained Earnings	265,722	245,240
Net Unrealized Gain on Available-for-Sale Securities	130,323	87,091
Treasury Stock	(1,431)	(1,082)

Total Shareholders’ Equity	806,122	742,741

Total Liabilities and Shareholders’ Equity	¥4,690,168	¥4,529,139

Notes:
1.	Figures are rounded down to the nearest million yen.
2.	For the six-month period ended September 30, 2005, the amounts of items listed below were as follows:
	(1)	Accumulated depreciation of tangible assets:	¥88,808 million
	(2)	Assets pledged as security:	¥60,968 million
	(3)	Guarantees and contingent liabilities:
		● Guarantees:	¥1,439,547 million
Commitments and other letters similar to guarantees amounting to ¥92,640 million are included in guarantees.
		● Notes receivable discounted:	¥58,426 million

Statements of Income (Unaudited)

(Millions of Yen)

	Six-month	Six-month
	period ended	period ended
	September 30, 2005	September 30, 2004

Sales	¥5,434,172	¥5,123,768
Cost of Sales	5,328,740	5,006,438

Gross Profit	105,431	117,330
Selling, General and Administrative Expenses	98,785	103,184

Operating Profit	6,646	14,146
Non-Operating Income
Interest Income	8,603	7,658
Dividend Income	69,309	74,484
Other	6,433	4,488

Total Non-Operating Income	84,346	86,631
Non-Operating Expenses
Interest Expense	11,192	7,904
Other	6,376	7,208

Total Non-Operating Expenses	17,568	15,113

Ordinary Profit	73,423	85,664
Extraordinary Gains
Gain on Sales of Tangible Assets	120	96
Gain on Sales of Investments in Securities and Affiliated Companies	9,008	19,748
Gain on Reversal of Provision for Doubtful Receivables	1,076	—

Total Extraordinary Gains	10,204	19,844
Extraordinary Losses
Loss on Sales of Tangible Assets	249	466
Impairment Losses	2,455	5,321
Loss on Sales of Investments in Securities and Affiliated Companies	296	162
Loss on Write-Down of Investments in Securities and Affiliated Companies	5,920	16,804
Provision for Doubtful Receivables from Affiliated Companies	1,956	5,695
Compensation and Other Charges Related to DPF Incident	9,000	—

Total Extraordinary Losses	19,878	28,450

Income before Income Taxes	63,750	77,059

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Income Taxes—Current	6,845	13,475
Income Taxes—Deferred	20,599	22,937

Net Income	36,305	40,646
Unappropriated Retained Earnings at Beginning of Period	16,507	1,534

Unappropriated Retained Earnings at End of Period	¥52,813	¥42,180

Notes:

1.	Figures are rounded down to the nearest million yen.

2.	Net income per share for the six-month period ended September 30, 2005: ¥22.94

Management Philosophy (MVV)

Mission
We will contribute to the creation of a future where the dreams of the inhabitants of our irreplaceable Earth can be fulfilled.

Vision
We aim to become a global business enabler that can meet the needs of our customers throughout the world.

Values
●	Making it a principle to be fair and humble, we, with sincerity and in good faith, will strive to be worthy of the trust society places in us.

●	With lofty aspirations and from an honest perspective, we will pursue business that benefits society.

●	Always taking on the challenge of new fields, we will dynamically create business that can lead the times.

●	Making the most of our corporate culture that fosters “Freedom and Open-mindedness,” we will fully demonstrate our abilities as a corporation as well as individuals.

●	In order to nurture human resources full of creativity and a superior sense of balance, we will provide our people with a workplace for self-development as well as self-realization.

Shareholders’ information

Fiscal year end	March 31

Record date	March 31

Interim dividend record date	September 30

General Shareholders’ Meeting	June

Transfer agent (head office)	The Chuo Mitsui Trust & Banking Company Limited

33-1 Shiba, 3-chome

Minato-ku, Tokyo

Contact information for above	The Chuo Mitsui Trust & Banking Company Limited, Stock Transfer Agency Division

8-4 Izumi, 2-chome

Suginami-ku, Tokyo

168-0063

Tel: 03-3323-7111 (general)

Representative branches for transfer agent	The Chuo Mitsui Trust & Banking Company Limited (various locations around the country)

Japan Securities Agents, Ltd. (main office, various locations around the country)

Stock exchange listings	Tokyo, Osaka, Nagoya, Sapporo, Fukuoka

Mitsui & Co., Ltd.	2-1, Ohtemachi 1-chome

Chiyoda-ku, Tokyo

100-0004

Tel: 03-3285-1111 (general)

Website: www.mitsui.co.jp